Exhibit 99.6
WIPRO LIMITED
Investors/Analysts Conference Call for the quarter ended December 31, 2006
6:45 PM Indian Standard Time, January 17, 2007
Moderator
Ladies and gentlemen, thank you for standing by. Welcome to the Wipro’s earnings call for quarter and December 31st, 2006. At this time all participants are in a listen-only mode. Later, we will conduct a question and answer session. Instructions will be given at that time. If you should require assistance during the call, please press * then 0. As a reminder, this conference is being recorded. I would now like to turn the conference over to our host, Sridhar Ramasubbu. Please go ahead.
Sridhar Ramasubbu
Thanks Gloria, and thanks everyone for joining us for Wipro’s quarter ended results for December 31st, 2006. Jatin, Lalith, and Rajesh from the IR team join me in conveying our warm welcome, and our New Year greetings to every one. With us today we have Mr. Azim Premji, Chairman, Mr. Suresh Senapaty, CFO, and other members of the senior management team including the business unit heads. I hope you have had an opportunity to review the press release we issued today morning under US GAAP.
Let me give you quickly the agenda for today’s call. Azim Premji will share his thoughts on our performance and prospects and Suresh will take you through the financial highlights of this quarter. As a reminder, when we discuss our results in today’s call some of the issues we discuss maybe forward looking, and I would like to advise you that these statements maybe subject to known and unknown risks and uncertainties that could cause actual results to vary materially. Such risks and uncertainties are discussed in detail in our filings with SEC. Wipro assumes no obligation to update the information presented during today’s call. The call is scheduled for an hour, the entire earnings call proceedings are being archived, and transcripts would be made available after the call at our website www.wipro.com.
I am online on e-mail and if you have any specific questions which you are unable to ask, please send me a mail and we will address those questions as well at the end of the Q&A. So with that let me turn over the call to Mr. Azim Premji, Chairman — Wipro.
Azim Premji
We have had another satisfying quarter. Wipro Limited recorded revenue growth of 43% year-on-year and profit growth of 40% year-on-year. Revenues from our global IT services at $641 million for the quarter were well ahead of our guidance of about $633. This was driven by strong growth in our energy and utilities vertical, technology infrastructure services, and enterprise application services.
Continuing their good momentum, our financial services and retail business delivered 50+% year-on-year growth. Manufacturing vertical and Europe geography posted sequential growth rates ahead of the company average. We saw some marquee wins in our BPO business. We added 37 new clients of which 8 were Global 500 Fortune 1000 clients.
On the operations front, we saw lowering of our rate of attrition in both the IT and the BPO business. That coupled with improvement in other operations metrics helped us largely offset the profitability pressures from wage increase and rupee appreciation. As a result, we were able to maintain and deliver an operating margin within a narrow range in our global IT business.

Continuing the strong momentum our India, Middle East, and Asia PAC IT business recorded strong YOY revenue growth of 74% and profit before interest and tax growth of 39%. Wipro Consumer Care & lighting business also grew well with 32% year-on-year revenue growth and 26% year-on-year profit growth.
On the global delivery front, we continue to pursue our approach of focused expansion of our geographical footprints. Our Romania center is now operational. We are creating a third center in China and we will be expanding our Brazil center that came through our Enabler acquisition.
We continue to be leaders in the quality journey. This quarter we were assessed at maturity level 5 based on the new CMMI-V 1.2 model which was released in September 2006. We are among the first organizations globally to achieve this milestone and importantly this includes all our locations including overseas location.
Wipro Infotech, our India, Middle East, and Asia PAC IT business, won the employer branding award conducted by India Times Mindscape, ITM Bangalore, and Stars of the Industry, an independent body based in US which has been regularly conducting the awards in service excellence.
Looking ahead, we think the capabilities we have built and the investments we are making on our initiatives will help us deliver value to our customers and enable us to continue to grow ahead of the industry.
I will now request Suresh Senapaty, our CFO, to comment on financial results before we take questions.
Suresh Senapaty
Good morning ladies and gentlemen, and good evening to ladies and gentlemen here in India and Asia Pacific. My best wishes for the New Year to all of you. Let me commence by highlighting the fact that for the convenience of the readers our US GAAP financial statements have been translated into dollars at the noon buying rates in New York City on December 29th, 2006 as certified by the Federal Reserve Bank of New York, which is a dollar is equal to Rs. 44.11.
Accordingly, revenue of our global IT services segment that was $640.5 million or in rupee terms Rs. 28.67 billion appears in our earning release as $650 million based on this convenient translation.
Global IT services revenue for the quarter of $640.5 million included $587.5 million from IT services and $53 million from BPO services. The sequential revenue growth of 8.8% in global IT services segment comprised of 8.9% growth in revenues of IT services and 7.1% growth in revenues of BPO services. Sequential revenue growth of 8.9% in IT services was primarily driven by volume growth of 9.3%.
On the forex front, our realized rates for the quarter was Rs.44.77 versus a rate of Rs.46.14 realized for the quarter ended September 30th, 2006. As at period end after assigning to the assets on the balance sheet we had about $188 million of contracts at rates between Rs.44.80 and Rs.45.77.
During the quarter, we effected salary hikes in November for remaining eligible offshore-based employees which impacted our margins by 180 basis points. Operational improvements in supply chain and scale advantage in SG&A cost offset most portion of the margin dilution due to wage hike and forex impact. Operating margins of our acquisition portfolio improved by more than 500 basis points sequentially.
The acquisitions of Hydrauto group in Wipro Infrastructure Engineering and 3D Networks in our India, Middle East, and Asia PAC IT services business were consolidated in our financials effective 1st of November, 2006. The integration of these units is on plan.

For the quarter ending March 2007, we expect volume led growth with stable price realization In line with our plans we will effect wage hikes of our onsite employees during Q4 of this year. The impact of this wage hike for Q4 of 2006-2007 would be around 120 basis points. We will endeavor to offset the impact through factors like improved utilization and employee mix, better profitability on acquisition, and expect the margin to be in a narrow range including the impact of exchange rate.
We will now be glad to take questions.
Sridhar Ramasubbu
Gloria, we are open for questions now, you can start the Q&A.
Moderator
Yes sir. Ladies and gentlemen, if you wish to ask a question, please press * then 1 on your touchtone phone. You will hear a tone indicating you have been placed in queue, and you may remove yourself from queue at any time by pressing the pound key. If you are using a speakerphone, please pick up the handset before pressing the numbers. Once again, if you do have a question, please press *1 at this time.
One moment please for our first question and we have a question from the line of Tripp Chaudhury with CBR Equities. Please go ahead.
Tripp
Congratulations on a solid quarter, but the question, first on the mega deal that you won with CSFB. It seems to be very unique, do you think you can provide some more color in terms of the ramp up and the kind of activities this deal will conduct? Then I have a follow on question.
Suresh Senapaty
Thank you. This particular win has been announced by the customer about few months back and what the customer had talked about was that this is a contract which will engage Wipro with its customer on multiple areas of service, it will be BPO, IT services, as well as infrastructure support services, and would be the center of excellence and the customer had talked about ramping it up to about 1500 people in a 12 months timeframe. The operation is supposed to commence in this quarter, so we will let you know as and when we get much more higher visibility on that, but as of now the progress is fairly smooth.
Tripp
The second question I had was regarding the enterprise business. It seems to be very strong at least in this quarter. Are you seeing any shifts or changes in this space and how is it competitive dynamics been shaping out? Thank you and again congratulations on a solid quarter.
Sudip Banerjee
In the enterprise business, we saw a growth from energy and utilities vertical as well as from retail manufacturing. I guess we had a particularly strong quarter. We see a good demand environment, some of the large wins that we talked about in Q2 beginning, they have started it now in billing and therefore we saw part of that reflected in the Q3 numbers. The number of customers that we are currently having as also the number of cases in the pipeline continues to be very robust for us, both in energy and utilities as well as in retail. We also see good customer traction in verticals like media and services, so overall we continue to see a positive momentum and that has been factored in the guidance that we have given.
Suresh Senapaty
We go to next question.
Moderator
We have a question from the line of Joseph Foresi with Janney Montgomery Scott. Please go ahead.
Joseph Foresi
Hi, guys and nice job this quarter. My first question here is I was thinking if you could talk a little bit about growth rates into 2007, which of your facilities spending in the IT services market and do you still plan to focus on acquisition growth in the upcoming year?
Suresh Senapaty
Sekar would you like to take the call.
Sekar
Okay. If you look at the 2007 timeframe for both US and Europe, I think we as far as the US is concerned, our overall economy, we feel it will continue to remain at stable and there might odd slowdown in ending. Having said that, we still expect that ending on our business that the offshoring will continue to remain strong, we haven’t seen any impact and we don’t see any changes in terms customer of spend, it continues to be strong and we are seeing opportunities.
Suresh Senapaty
Sekar your voice is breaking. Operator, is everybody able to hear him properly?
Male speaker
Yeah, we are able to hear well Senapaty.
Sekar
Okay. We are seeing in the cross market to service lines and also I think the market is opening up in terms of nature of the deals, as mega deals, as well as smaller deal across towers where we have greater opportunities. Similarly, I think Europe is looking better. Continental Europe is beginning to open up more. We are also seeing opportunities in the projects. We continue to see 2007 as a strong year for us.
Joseph Foresi
I guess, my second question here would be on BPO front. You guys have done a good job of stabilizing the business in the last two quarters. Is this something we can expect to continue and do you feel like you sort of stabilized the business in that business segment?
T. K. Kurien

From our perspective what we see is that we see top line growth in line with the industry and as far as operating margin is concerned I think we have been pretty consistent in our guidance in the past where we said we will hold the operating margin in narrow range between 20 and 22% and that is primarily where we would be. So from a stability perspective, the answer is yes, I think we have kind of stabilized the business. Is there more work to do? As always there is.
Sridhar
The question is also on the revenue growth Kurien.
T. K. Kurien
I mentioned that. We expect to be in line with the industry growth in that segment.
Joseph Foresi
And then I guess just on the metric side, pricing came in a little bit this quarter as apposed to some of the other players pricing increases, any reason for this and where do you expect to go I guess in the upcoming quarter?
Suresh Senapaty
Yeah this was primarily because of the lesser number of working days in Q3 as compared to Q2, and broadly that is the basic impact, and we hope a fair amount of recovery of that in the current quarter, which has a much better number of working days. Otherwise, the overall environment looks much more stable environment.
Joseph Foresi
Just one last quick question if I could, on the attrition side. Obviously attrition came down this quarter. You guys did a very good job there. I am just curious, is that the result of the wage hike this quarter and do you expect that to continue or turn down or stabilize? Thanks guys.
Pratik
What you observed is something which we have commented on in our last quarters call as well that we expected the attrition to climb down. Wage increases have played a key role in our own view, but we do think that several other measures which we have initiated focused on people and people led initiatives have also helped in bringing down the attrition. Despite having been able to bring it down by about a percentage and a half, we still think that there is scope for us to be able to bring it down further.
Moderator
We have a question from the line of Brian Keane of Prudential. Please go ahead.
Brian Keane
Hi and congratulations on the solid quarter, just a question on the customer relationships, looks like the number of new customer adds with 37 that has been down a little bit from 53 and 60 last two quarters. Obviously, it looks like the size of some of those customers are bigger, but anything to read into about the kind of customers you guys are trying to land or the amount in the particular quarter or it is just a kind of lumpy business and it tends to have been slow?
Suresh Senapaty
Although the customer additions in the previous two quarters had an element of customers which came in to us through the acquisitions, and in this quarter we had no additional customers coming in through that, so if we look at about three quarters back, the average number of customers we had and which required in that quarter and the numbers of this quarter is roughly the same, so we had two unusual quarters of high customer adds primarily because new customers came in through acquisitions.
Brian Keane
Okay and just a follow up question on the pricing that you guys think you get going forward. Do you think or can you break down between how are you seeing on pricing on renewals versus on new business, is there a distinction between the price that you are trying to get between those two sides of the business?
Suresh Senapaty
Well, I would say the average prices that we are getting in the new business is a little better. We are also negotiating with the customers who have come up for annual contract negotiations. We have had some success at say the overall increase that we have got has been between 3 and 5% in the cases where we have got those increases, and the average increases that we have got in the new contracts is also in the range of 3 to 5% more than the average.
Sekar
Brian for the renewals, we had a fair amount of success, we had more than 65 to 70% of the customers whom we approached, have given us price increases, and with the others we are still negotiating.
Brian Keane
Okay, but it definitely seems like the demand there seems to be, I mean when you look at the environment, does it feel that pricing in general is definitely going higher than it was what say over a year ago?
Suresh Senapaty
While you could say that for a majority of the customers, but it is not universally true across all segments and all customers.
Sekar
If you look at our blended rates for Q3 of this year versus Q3 of the last year, we are up about 2.5%.
Brian Keane
Okay and then just a last question I had is one of the drivers for the margin, it will be utilization, you guys mentioned. Utilization dropped in the quarter. Is your target utilization that you are thinking about for the business going forward?

Pratik
This quarter we did see the utilization dipping primarily on account of the rookie hiring. This is a quarter where typically we get campus graduates joining us. We do think that with that being out of the way this quarter we should be able to see our utilization numbers picking up here again. Do we have a target? Yes, we do have a target, which we would like to hit on quarter-on-quarters so far this quarter as well.
Brian Keane
But I guess assuming, you know the goal would probably to get utilization back into the low 70s or you know really put a number on it.
Pratik
We do not put a number on that, but you know on a net basis we are in our mid 70s and that is something which we think it gives us the sense of comfort that we should be able to meet our fulfillment needs based on the bench which we have.
Brian Keane
Okay, thanks a lot and congratulations.
Moderator
We have a question from the line of Moshe Katri with Cowen & Company. Please go ahead.
Moshe Katri
Thanks and nice quarter. Just wanted to look at the revenue line, you had a pretty nice upside in India and APAC products during the quarter. I think the upside was about $40-50 million, and then on the revenues also went up sequentially by $20 million. Can you address that upside where it came from?
Suresh Vaswani
The upsides have come from, one there is buoyancy in the Indian markets, so the market is growing rapidly. Second is we have got fairly strong proposition of complete IT solutions with which we address our domestic market with, so we do products, we do services, solution, consulting, so it becomes a very compelling proposition for large customers and large medium customers. So, we have been winning lot of deals in the domestic market. Third is we recently completed an acquisition of a company called 3D Networks which is extremely strong in the call center integration space and the voice in the unified communication space, so that has also added revenues to our product revenues. So, it is a combination of the market or having the strong proposition plus the acquisition that we did, which has given us the fillip in terms of product revenues.
Moshe Katri
Thanks. Did you mention during the call how much revenues you have actually generated from acquisitions during the quarter?
Rajesh
It is Rs. 425 million on the acquisition in the Wipro Infotech business or the Asia Pacific business.

Moshe Katri
Okay and then was there any other acquisition still during the quarter?
Rajesh
We have in the other segment which consists of our Wipro Infrastructure Engineering business. We had an acquisition of Hydrauto, it is a Sweden based company. We had revenues of Rs. 1043 million added to the revenue of this quarter.
Moshe Katri
Okay was there a negative impact on EPS from that acquisition during the quarter?
Rajesh
Yes, we did have profits on those two businesses acquired so that did add up to the EPS for the quarter.
Moshe Katri
Great. Thanks.
Moderator
We have a question line from Julio Quinteros, Goldman Sachs. Please go ahead.
Julio Quinteros
Thanks. Good evening guys. Very quickly my question relates to first of all actually just I am going to get some mechanics out. Suresh would you please walk through the positives and the negatives on the margin side, if you can may be just break them down sort of by basis points in terms of impact. Just I wanted to make sure we have a handle on where the positives and the negatives were from the margins.
Suresh Senapaty
Yeah, the negatives were the compensation increase of about 180 basis points. Forex is about 80 basis point under the US GAAP, on the India GAAP it was only 60 basis point because the premium accounting is little different between the India and the US GAAP, and the realization was about 20 basis point. The mitigating factors were improved profitability in the BPO as well as in the acquisition. We got some upside in terms of its scale advantage of the SG&A, and similarly there has been significant improvement in certain other areas of operational efficiency including bulge, both onsite as well as offshore, including rotation and many other such operational efficiencies. So net-net we had an impact of about 70 basis points adverse on the US GAAP, and the forex was about 80 basis points.
Julio Quinteros
Okay, great, and then when we look at the pricing improvement, I think you said 5 to 6% improvement in new client bill rates, when we look at the rate utilization that you reported for the quarter, it looked relatively flat, can you just talk us through?

Suresh Senapaty
Yeah. Because it takes some time for the new customers to scale up in terms of the contribution to the overall revenue, in Q3 the revenue contribution was only 3.9% from the new customer that got added on from 1st of April.
Julio Quinteros
Right, okay, but I mean how long before that 5 to 6% begins to translate?
Suresh Senapaty
Did I answer your question?
Sridhar
The question is that when will we see the 5 to 6% increase in new customers start translated into the numbers?
Suresh Senapaty
It is translating, only point is as and when the mix of revenue coming from the new customers goes up, it will reflect. As of Q3, we have only 3.9% of the business coming from customers added from 1st April.
Julio Quinteros
Okay, great, and then on the commentaries that you guys have made about the outlook for the US side, I think I agree with everything you are saying, the one thing that I am just looking at in the interest about is the technology business on the product engineering side of the telecom service provider side with all of the kind of moves that we are seeing their in terms of M&A consolidation etc. Can you just talk little bit about how much visibility that vertical has and whether or not you are seeing any delays or impact from consolidation remaining in that side of the business?
Suresh Senapaty
We have Dr. Lakshman Rao to answer that question.
Dr. Lakshman Rao
Yeah. On the manufacturing side, as you are aware, the Alcatel Lucent merger has been announced and then the organization structure has been also announced. So there is some progress and then at least we have now started our discussions with respect to their product strategies, but it will take some more time for finalizing their strategies before the next engagement starts. And Nokia Siemens as you know still is to complete their formal merger. So, I see that the situation may continue at most until another quarter. However, we started our discussions with them on the next set of engagements. On the service provider side, we see a good growth. We have been able to win a couple of deals, good deals during this quarter, and the full benefit of these deals with respect to revenue will happen in the coming quarters. So, we expect good growth in the service provider side in the following quarter.

Julio Quinteros
Dr. Rao, just in the visibility on the technology business, can you just talk about that if that visibility the same level that we would see on kind of the traditional application side of the business?
Dr. Lakshman Rao
No, the technology business, we have been having a good growth, consistent growth earlier but for this you known telecom manufacture side of business, which has slowed down. However, we see good work coming from other segments of the technology business, for example, we had a good growth in the automative, good growth in the consumer electronics. We had also had good growth in the industrial automation. These are some of the segments which have been able to get good growth in the quarter.
Suresh Senapaty
We were saying telecom OEM and perhaps little bit softness on the semiconductor space, otherwise, we are fairly finding the other space in the product engineering doing pretty well.
Julio Quinteros
Okay thank you guys.
Moderator
Next, we have a call from the line of Ed Caso with Wachovia. Please go ahead.
Ed Caso
Thanks and congratulations for solid quarter. Can you just talk little bit about any change you are seeing in the competitive landscape, particularly Accenture, IBM, global and others. Are you seeing any other global company start to get the capabilities of that?
Suresh Senapaty
Can you just repeat that question please?
Ed Caso
The question really is the competitive market place for you changing at all, particularly in the large international firms or global firms, and are there are any new firms sort of joining in addition to Accenture and IBM.
Sekar
You are referring to the global competition?
Ed Caso
Yeah.

Sekar
We do continue to view Accenture and IBM primarily as a very significant competitors not only in the IT space but also in the BPO space across the globe, and we increasingly run into both these firms as well as host of local firms in the US including say EDS and in Europe people like Cap Gemini, Deloitte, as we ourselves are moving up the value chain. We are also seeing many of these firms leveraging and using their India offshore centers much more often and a lot more aggressively both in Europe as well as US. Recent additions and acquisitions of companies like Kanbay by Cap Gemini have also added to this mix. So the global delivery model which has become mainstream, becomes even more mainstream both in the US and is becoming increasingly more accepted in Europe as well, so I guess there are two ways to look at it. On one front, the companies are growing more global in terms of their delivery, are increasingly leveraging their offshore delivery capabilities or their global delivery capabilities. The flip of that is we see a significantly advantage, one the acceptance of this across market places where may be the acceptance of this was somewhat less than the US and in the UK, particularly continental Europe is increasing, one. Two, we are also getting invited into opportunities on a very much larger scale as these companies are being forced to give a global delivery model in best case, so overall, yes we are seeing a lot more activity from these firms after using this global model and because they are using it. Two, we are running into them more often because we are moving up the chain in terms of the kind of solutions and the complexity of the projects we provide. We are also running in to them as we do more transaction processing and more BPO kind of work but it also validates our capabilities, gets us invited more often, and given some of the propositions we are able to provide in terms of a truly integrated offshore capability we also have certain advantages. So, I think overall the competitive pressures are increasing but it is both a challenge as well as creating significant opportunities for us.
Ed Caso
Right, thank you. I was wondering if you comment on the level of activities marked by your side. Can you differentiate between Wipro and some traditional offering and some of newer offerings? I am trying to understand that your service offering in Wipro or it is just sort of the?
Sekar
In terms if you look at the growth as in terms of service lines that we are offering, clearly, we are experiencing higher rates of growth in some of our more differentiated offering, specifically infrastructure services, package implementation, as well as testing. So the growth is coming from incremental growth in these areas, but at the same time our traditional services, which you could say is the ADM, is also continuing to grow, but the other growth is faster.
Ed Caso
Thank you very much.
Moderator
If there are any other questions, please press *1 at this time. We have a question or comment from the line of Ashish Thadani with Gilbert Securities. Please go ahead.
Ashish
Yes, good evening, and great quarter. The acquisitions completed since December 2005 in the Global IT segment, what are your short-term and long-term margin objectives and then also is this pace of acquisition activity likely to continue or do you have most of the targeted components in place at this time?

Suresh Senapaty
I will request Sudip Nandy to answer this.
Sudip Nandy
In the quarter that has gone by overall we have had a 330 basis points improvement from all the acquisitions within global IT from December 2005 onwards. We had one acquisition, the one of the semiconductor intellectual property company in Austria and France, if we exclude that, then for the first time the cumulative operating margin from all the acquisitions touched double digit for the first time. Our longer-term objective is of course for all of the acquisitions the margins to be inline with that of global IT business margin. We, however, understand that some of these are onshore based companies, it will never reach the same level of margins, but we expect to get significant synergy out of these and all of these to be able to get significantly better margins. So we think that we are already online for all but one of them to achieve those numbers in the next few quarters, but in the long term we expect all of them to be in line with the global IT margins. In terms of pace of activity, we have an active funnel. We continue to look at acquisitions in North America, Europe, and other parts of the world. We have become more confident of the acquisitions of the way we have been able to integrate them and derive the synergy benefits, so we are looking at slightly larger acquisitions, a little more complex acquisition so that we can extract the right synergy and stimulate growth from them. We are not going to look at accretive at revenue aggregation as the strategy for our acquisitions. We continue to look for deeper domain expertise and expansion of our service lines in our M&A going forward.
Suresh Senapaty
Ashish if you have seen while we did not do any acquisitions so far as the global IT business is concerned, we did one for the Indian IT Asia Pacific business and we did one for the Wipro Infrastructure Engineering, and both of these acquisition has been consummated effective November 1st, 2006, and the response so far both from the customers and the new entities are very very encouraging.
Ashish
Thank you. That is very helpful. Also Mr. Senapaty on an organic basis what was the quarter-on-quarter and year-on-year revenue growth rate? Is it possible to break that up?
Suresh Senapaty
Sure. I think the growth rate of the acquisition is in the WT part of the business is almost similar to that of the organic growth. So the percentages are no much different. The entities we had in Q3 are the same in as in Q2, so there is a complete like to like comparisons and the growth as been similar. We saw only a margin expansion in the acquisition portfolio.
Ashish
Okay, terrific, and then one or two smaller items. Can you quantify the onsite salary increase and that you referred to little earlier, and then second, how many $50 million wins did Wipro get in the last quarter and in all of calendar 2006?

Suresh Senapaty
So far as the onsite salary is concerned, yes, effective January 1st that will be about 2 to 4% increase which will be there, and that will be impact of about 1.2% in the current quarter. So far as the large deal wins are concerned, we have communicated on a quarter-to-quarter basis, and so far as the last the quarter is concerned, we had got good wins of the customers. Some of them we talked about and we think those customers will be like large wins for us in terms of converting them into large account.
Ashish
Okay that is terrific. One final question on the tax rate, what is the outlook for the fourth quarter and beyond?
Suresh Senapaty
Within 100 basis points, we do not see significant change in those tax rates for the Q4.
Ashish
Terrific. Thank you very much.
Suresh Senapaty
Thank you.
Participant
Hi guys, I just wanted to hear a bit more comment on the European growth you talked about BPO growth this quarter, just one could I get more detail on what have you actually been selling in this quarter in Europe and UK that has driven growth business a bit more. Could you give me some examples?
Sekar
In Europe, we did have a strong quarter in the enterprise business. We continued to have a strong quarter as we have had at the last few in the financial service business. PES like in the US was somewhat more muted. On the service provider side as well although the numbers don’t quite indicate it, we had good wins in Europe, which we think will result in extended opportunities going forward. The wins have come within the enterprise space in energy and utilities. We had seen some good traction on manufacturing in particular, not only in the UK but also in continental Europe. We are also beginning to see some positive signs in the Nordic market particularly in the area of manufacturing. In the financial services front, insurance remains strong, but we are also seeing some opening up of opportunities in the banking sector. From a service line standpoint, the TIS or our infrastructure business is particularly strong as it has been in the US as well with some notable wins that we have got in Europe. Testing has continued to grow and we think that it will give us opportunities going forward, and the package implementation business has also gaining fairly strong. Overall, both in terms of the verticals as well as in terms of the service lines it was fairly strong.
Participant
Thanks. Could you just remind me what you actually mean by the enterprise business and TSPs, I just need to clear and make sure we are on the same terms here.

Sekar
Okay, the enterprise business I was referring to was broadly the manufacturing, energy and utilities, the transportation, media, health care and the manufacturing product.
Participant
I understand, and TSP you are saying.
Sekar
TSP is the telecom service provider.
Participant
Yes, of course. And could you tell me if there is any sort of difference between UK and continental Europe currently in terms of pricing being taken on, is it more ADM in continental Europe. I assume that as you are still breaking in to those new markets, particularly like in the Nordic, is it sort of less mature and the types of those that have been taken up or you are seeing sort of what we might describe as full service deals which combine some package implementations, some ADM and also some BPO something like that, and infrastructure as well.
Sekar
No our success in continent Europe is fairly broad based, in fact interestingly enough, we have actually even made some account openings in new penetrations using both infrastructure services as well as package implementation. So actually our wins and our success in continental Europe is not only in ADM but in other service lines also.
Participant
Okay that is great, and just my final quick questions on the margins. I do not know if I am missing some thing here but just my rough calculation showed that your acquisition, I mean on the profitability of that acquisition isn’t actually that high with the 9 months to 2006, acquisitions that operating income of that segment was actually a low, 246, would you be able to just explain why we are talking only about acquisitions being a margin, you know having a positive effect on margins, I got the impressions that they are actually pulling your margins back?
Suresh Senapaty
Yeah, what you said is right, for the nine months it was $247 million, what we had said is it has improved by about 500 basis points from the previous quarter, and if we exclude one of our acquisitions, which is what Sudip talked about, which is an acquisition for IT base revenues, the margins are in excess of double digits for the balance acquisition. So one acquisition is making a loss, which is having a big impact there.
Participant
And that is not an IT related acquisition.
Suresh Senapaty
It is an IT related acquisition, and we are expecting to break even by Q1 of next financial year.

Participant
Okay, and also just a bit more on margins, you know margins are both in IT services and BPO, notably lower than your rivals Infosys and TCS, could you just explain why you think this attrition is higher. I wonder if you guys are finding it a bit harder on the labor front and this is having a large effect. I just wanted to get your bit of color on total view on that.
TK Kurien
I mean was it specific to the BPO segment or was it opposite overall for the company?
Participant
No I am looking across the margins for IT services and the BPO as well. I mean it seems that the attrition rates are higher and I wonder you guys actually having a bit of tougher time on the labor front in India. Would you be able to comment on that?
Pratik
Just on the overall margins and the margin pressure, I am sure Senapaty will respond but I thought I will just pick on your observation on the attrition front. A little while earlier we did share how we performed on the attrition front in this particular quarter, which was improvement over the previous quarter, which we anticipated, we think we can do better than that. I must at this stage clarify that our attrition numbers what we publish and what we report is the quarterly number annualized number which we give, unlike some of the peers where the method of calculation reporting is on the trailing 12 months. So it is not necessarily apple-to-apple comparison, and I thought I would just point that out. Just as a closing comment on the subject attrition, as we have said, this was an improvement over what we were able to report last quarter and we think that our own efforts are geared towards the direction to bring it down further. Hopefully, we should be able to see it in this quarter and going forward as well. Senapaty would you like to comment as well on the operating front?
Suresh Senapaty
I think the way we have operated the operating margins in the range of about around 25%, 24 to 25% kind of range, the objective is whatever margin we get more to be able to reinvest in sales and marketing and various new initiatives, whether it is innovation or R&D, to be able to deliver better satisfaction to employees and the customers. So some of the margins that have, of the investments we are doing through acquisition, the kind of expenditure enhancement we have done on the sales and marketing side, particularly last quarter, investment has been done in that respect. Now if you look at from a growth perspective, I think we have financial services have grown amongst the top 2 if you look at over the 8 quarters, similarly our enterprise solutions also growth has been very decent again amongst the top 3, so far as the product engineering side is concerned like we said, we had some softness with respect to the telecom OEM side and there has been some lets say traction on semiconductor side also that we are seeing. So in some form or in some amount of technicality that you could say lets say 2005-2006 our growth was very good so far as the tech business was concerned, 2006-2007 has not been, and perhaps it will be so for few more quarters before we pick it up because there has been some more initiatives that we have taken (a) in the form of acquisitions, which particularly the ones in the IT related will take its time because it is little bit transformational, and some we have done to be able to enhance our penetration into the existing customers, for example, we have been a strong presence in some of our customers in the wire line area, broadband area, we have done an acquisition to be able to address the wireless area. Similarly, the joint ventures that we have planned with Motorola particularly in the telecom engineering space or the acquisition that we have done in the content which is our computer aided designs and engineering area, we think some of this initiatives that we have seeding in will show up in the next 2 quarters in terms of growth. So overall, similarly BPO, we talked about we had a muted growth for the last few quarters, we are seeing quarter after quarter we are inching up like Kurien stated, I think in few quarters we should be able to go ahead of industry there. We have already done well and stabilized on margin front and we will now pick up on the growth front too. So overall, I think we are growing faster than the industry, there are varieties of initiatives we are taking to taking the growth faster, and also from a sales side if you look at we have generally been good in terms of acquiring more and more clientele, but so far as our farming on the clients are concerned we have not done as good a job compared to some of our peers. So, we over the last few quarters and going through quarters more, we will be disproportionately spending more of our allocation on to the farming side of our sales engines, so that we can enhance our share of wallet to be able to do more and more value added services and make those accounts much more profitable and also enhance customers’ delight, so that is the kind of approach we are taking and hopefully you will see results two quarters ahead.
Participant
Thank you very much, that is very useful.
Moderator
Next question is from the line of Sandeep. Please go ahead.
Sandeep
Yeah, hi, thanks for taking my call. I have been following the company for a while and I just wanted to make sure that my understanding is correct. As you said you are trying to move up the value chain, trying to acquire more customers, moving into Western Europe Nordic countries, and as you do that is it fair to assume going forward that there are pricing pressures given that the competition increases and everyone is going after the same clientele and the same dollar, so you will have pressure on your prices going forward?
Sudip Nandy
The pricing pressure comes when you are in any competitive situation, but the general market situation today is that the prices that are being offered on most deals are also related to the kind of skills that you bring to the table, so wherever you can show differentiation through either the skills that you bring in or the solutions that you propose or the innovations that you promise to the customers or productivity gain, so all that has a bearing on how the customer treats your price. So as we have said earlier that we have been seeing a steady movement on the price front in all new contracts and which is an upward movement and we have also seen reasonable improvement on the contract negotiations, there again we have seen an upward movement. So we think that situation will continue. We will be able to get our realization based on what is our target for all those contracts.
Sandeep
Great, just one question on that, and if that is the case and your outlook and just to give some sort of color guidance going ahead, if that is the scenario that you are painting for the next 12 months or 14 months and you have got this wage pressure at the bottom and you have got these other pressures to do farming out to expand your clientele, so can we expect the margins to be stable or can we expect may be a few bips reduction going ahead on an overall basis, I mean IT service and BPO, so if you can just provide some color on that? That is it, thanks.

Suresh Senapaty
Our sense in a medium to long term we should be seeing much more stability in the margins to be moving within a narrow range, because there are enough levers for us to be able to optimize on whether it is a bulge, whether it is offshore and onsite mix, utilization, and multiple other initiatives, so from that perspective there are counter initiatives already available and many of them can be used to be able to see much more stability.
Moderator
Next we go to the line of George Price. Please go ahead.
George Price
Thanks very much for taking my question. Number of my questions have been answered, but I wanted to just follow up on some of the comments around larger deals anticipated to come up in 2007, I wonder if you can may be give us little bit more color about what you are seeing in terms of large deal flow this calendar year and into basically in the fiscal 2008 in terms of number of the track that we are pursuing may be the time line when you think some of the more notable ones might be awarded or announced, and I just refresh my memory also on your views on how you look it margin impact from these deals in the near term and intermediate term? Thank you.
Sudip Nandy
Well, the deals that we have been seeing in the last 8 to 9 months have been of a size which has been much larger than what we used to do in the previous 12 months or so. We announced during the course of the second quarter some large wins and we continued to see many more customers coming up with RFPs, many more prospects coming up with RFP’s, which are of significant size. As far as the margin of these deals are concerned, well you pick and choose the business that you can execute profitably, so we don’t go after every single RFP, we don’t go after every single large deal in the market place, but we think once which are in our sweet spot, where we think we have the strength to execute it well, and which gives us a margin which is as per our expectation. So while there would be many more such deals available in the market as we go forward and while we are getting invited to play in many more large deals than ever before, we will continue to pick and choose the ones to play in which play to our strengths both as our service line, strength, as well as our integrated strength of providing IT plus BPO skills together, and we will also select those on the basis of profitability.
George Price
If I could ask you a couple of follow ups related to that. First, in terms of the near term ramp up impact, what kind of impact is I guess you know acceptable to you within the range of where you are willing to sign up for, and then the second is what kind of influence or impact do you see in these deals, particularly as more and more stuff is offshored from the outsourcing advisors out there, you are seeing them play a lot more as intermediaries? Thanks.
Sudip Nandy
As far as outsourcing advisors are concerned, we see the advisors like TPI, Gartner, Neo IT, you know some Indian players, has all been very active in this market, and we see many of them advising clients to do larger deals and also go in with more services, integrated services, with players who have a strong base in India. As far as the ramp up question is concerned, ramp ups are different for different clients, some clients want to move very fast after they sign the contract and some others actually sign a large frame agreement and then give us a hunting license within those accounts to then start going up to the business and doing the ramp up. So we have a mixed picture as far as ramp up is concerned. Also it depends on what services the clients starts off first win. If it is application maintenance that is something which ramps up very fast, and on the other hand if it is a package implementation then that requires us to go there study the existing impact of what is being done. There is a consulting element involved upfront in that, and that has a slower take off period.
George Price
Thanks very much.
Moderator
Next, we go to the line of Anthony Miller with Arete Research.
Anthony Miller
Yes, hello again, gentlemen, a couple of questions please. One about products and one about salaries. Earlier on in the call you have said that with about 60 to 75% of the clients you approached for price increases gave you those pricing increases, I think the number was different on the first con call but that is. So those clients that you ask a salary increases does they say no, what was the outcome, did you hold your own or did you in fact had to reduced your prices, and if so by how much?
Rajesh
The facts are, I said we had taken stock of top 100 customers which we have and which came up for renewal. I said that 70% of them came up for renewal during 2006 and between 75% and 80% of them gave us a price increase between 3 and 5%, that is the fact. So the balance were either flat and a very few of them were negative as well, but that is a very small percentage, but that is kind of flat.
Anthony Miller
Okay that is fine. And on the salaries, as you speak here today can you use any indicators which would suggest that your salary increases in next fiscal will be any way lighter than the ones do you think in this fiscal.
Pratik
At this stage we see nothing in the environment to suggest that some of the assumptions which we would be taking in for this year’s increase could be any different from what we did in the previous year.
Anthony Miller
That is great, thank you very much.
Sridhar Ramasubbu
Gloria, probably we will take the last question.

Moderator
Yes, there is a last question will come from the line of Michael with Technology Business Research. Please go ahead.
Michael
My question has to do with your IMS business or infrastructure management business since you have constructed that global command center and you really made a push for that, I am just wondering what percentage of the infrastructure management revenues actually come from inputs at from the domestic market?
Suresh Vaswani
We report the infrastructure management services for the global market separately and for the domestic market separately, so a large proportion of our business in the domestic market does come from the infrastructure side. Just to give you some sense, what exactly was your question, are you asking what proportion of the domestic business is infrastructure services?
Michael
Yes, I am curious about the percentage of your service revenue from Wipro Infotech that could be accounted for by infrastructure management services?
Suresh Vaswani
Okay, on a broad base, we are only talking about infrastructure services close to 25% of business of Wipro Infotech is accounted for by infrastructure services, 25% of our total revenue is accounted for by infrastructure services.
Suresh Senapaty
That is Infotech.
Suresh Vaswani
Wipro Infotech.
Suresh Senapaty
While the $70 odd million of the infrastructure services for Q3 we are talking about that is only Wipro Technologies which is primarily the customers in the North America, Europe, and Japan.
Suresh Vaswani
Sure, from a global perspective, it is roughly 10% of our business, which is accounted for the infrastructure services. From a domestic perspective, it is 25% of our business, but you know the other clarification I would like to give is a large proportion of the business that we do in India is revolving around infrastructure, so we do a lot of PC business, we do a lot of system integration business, which also generates a lot of infrastructure services.

Michael
Okay, I understand that, and the question is I understand you know what are the several of your competitors don’t seem to be focusing particularly much on the domestic market and they say they claim that the reason behind it is that the margins aren’t so good there. Can you give me any kind of visibility into why operating margins would be different domestically versus internationally?
Suresh Vaswani
Let me just start and then I will request Mr. Senapaty also to give his views. You know the domestic focus, which we gave through Wipro Infotech is clearly a big differentiator for us vis-à-vis most of our Indian global competitors. One is we have historically been there in this market. Our diversification into IT started off by focus on the domestic market. Two is we have always viewed the domestic market as a very strategic market for us and therefore we have continued to invest, and now today the India market is beginning to look extremely exciting and we find ourselves in a very unique position of having built up tremendous capability and therefore we are able to drive quite substantial growths vis-à-vis market growths here. So just to give you an example, in the last quarter, our growth was roughly 3X that of the market growth in India. The business is also beginning to you know we are driving services revenues therefore the business is also looking pretty attractive from an operating margin perspective. Now, the margins will never be close to what the global margins are because the mix of the business is different. Here we do products, we do services, we do solutions and consulting, and the product business tends to be lower margin than what the services margins are, while globally our business is largely all services where the margins tend to be higher. Having said that, the services margins in the domestic market are also pretty exciting.
Michael
Okay, alright, and that sounds good and it is clear that what is the differentiated there in that you have long time been present in the market, so overall .....
Suresh Vaswani
And just one more point if I may add is that I was speaking about the domestic market, we surely believe that we must be a major force in the domestic market to be a major force globally, so that is why. And second is the domestic market has been a incubator for a lot of services that we launched globally. So the infrastructure services that we have launched that we are very strong and we lead globally has been thanks to sort of dominant presence that we have had in the infrastructure services market in the domestic market, so it is an incubator for us in terms of services and proposition that we launched globally. Just to give you another example, you know we launched total outsourcing as a service in the domestic market over the last 1-1/2 to 2 years, we have been very successful and we also launched that service in the global market and we have already had two wins in the total outsourcing market globally last quarter.
Michael
Okay, very interesting, you not only are you clear of leader in the domestic market services but also you are using it as incubator, very interesting. The question then is the last question; I guess is for infrastructure managed like services overall, what kind of utilization rate you get in that particular vertical since it is growing.
Suresh Vaswani
Sorry, what kind of....?

Michael
Yeah, utilization of your employees and head count, I wonder how many dedicated to them as well?
Suresh Vaswani
See our utilization runs actually higher than our overall utilization of Wipro Technology and it has been consistently so, so the utilization runs higher.
Pratik
Because it has been growing well, and as and when something is growing well therefore always it tends to be much better utilized.
Suresh Vaswani
The infrastructure business is a big growth driver for us. Even if you look at our last quarter performance, the performance was 20% plus sequential growth, and last quarter we have drawn roughly 80% year-on-year. So it is a high growth business and a big growth driver for us globally, I see it as a big differentiator for us globally.
Michael
Okay, can you give me a color to you know about how much higher than average, you know 5 percentage, is it 0.5 or you are getting 75 or 80% utilization or do you have a limit that you want on the utilization?
Pratik
We are not breaking, you are talking about infrastructure management services?
Michael
In particular, correct.
Pratik
Yeah, we are not breaking the utilization figures for different verticals or service lines. It will be couple of percentage points more than what we have for IT services, that should give you some color.
Michael
Great, thank you. Just a very last question is about IMS, do you have how many employees you have dedicated to that set of service line at this point with its growth?
Suresh Vaswani
For the global market, it is roughly close to 5000 people dedicated for infrastructure services. In the domestic market, it is larger, it is close to around 8000 people, so totally across Wipro we are 13,000 people dedicated to infrastructure services business.

Michael
Very good, okay, thank you very much, I appreciate you taking out time.
Suresh Vaswani
Thank you.
Sridhar Ramasubbu
Gloria, there is one question on e-mail. This is from a retail investor, Cedrick D’Silva from Kuwait, he is asking when Wipro will consider next bonus. The answer is the stock dividend, bonus issues gets addressed at the end of the year Cedrick and it will be decided somewhere in April 2007.
With this we will close the call and thank you very much for your participation. The IR team will be available off line to answer any further questions you may have, and a digitized replay will be made available from 12 noon pacific at the dial in numbers communicated in our press release as well as e-mail. And just a reminder that we have scheduled a Wipro Analyst Day in the US on January 30th at NYSC New York and in India on February 9th and please register to participate in these events. Thank you and good luck. Over to Gloria.
Moderator
Ladies and gentlemen, this conference will be available for replay afternoon today to January 31st. You may access the AT&T teleconference replay system at any time by dialing 800-475-6701 and entering the access code 858231. International participants dial 320-365-3844. Those numbers again are 800-475-6701 and 320-365-3644 and the access code again is 858231. That does conclude our conference for today. Thank you for your participation and for using AT&T executive teleconference.